Form N-SAR, Sub-Item 77E
Legal Proceedings



Nuveen Municipal Advantage Fund, Inc.

811-05957

Thirty-three Nuveen leveraged closed-end funds, including the Nuveen Municipal Advantage Fund, Inc.
(symbol NMA) (hereafter, the Fund) have each received a demand letter from a law firm on behalf of purported holders of each funds common shares. Each letter alleged that Nuveen Fund Advisors (each funds investment adviser) and each funds officers and Board of Directors or Trustees, as applicable (the Board of Trustees) breached their fiduciary duties by favoring the interests of holders of each funds auction rate preferred shares (ARPS) over those of its common shareholders in connection with each funds ARPS refinancing and/or redemption activities, and demanded that the Board take action to remedy those alleged breaches. In response to the demand letters, each funds Board of Trustees established a Demand Committee of certain of its disinterested and independent members to investigate the claims. The Demand Committee, for each fund, retained independent counsel to assist it in conducting its investigation. Based upon its investigation, the Demand
Committee, for each fund, found that it was not in the best interests of each fund or its shareholders to take the actions suggested in the demand letters, and recommended that the full Board reject the demands made in the demand letters. After reviewing the findings and recommendation of each Demand Committee, the full Board of each fund unanimously adopted the Demand Committees recommendation and each of the thirty-three funds has since rejected the demands made in the demand letters.

Subsequently, all thirty-three funds that received demand
letters (including the Fund) and one fund that did not
receive a demand letter were named as nominal
defendants in four putative shareholder derivative action
complaints filed in the Circuit Court of Cook County,
Illinois, Chancery Division (the Cook County Chancery
Court). The four putative shareholder actions have since
been consolidated into one shareholder derivative action
complaint captioned Martin Safier, et al., v. Nuveen
Asset Management, et al., filed with the Cook County
Chancery Court on February 18, 2011 (the Complaint).
The Complaint was filed on behalf of purported holders
of each funds common shares and also names Nuveen
Fund Advisors as a defendant, together with current and
former officers and a trustee of each of the funds
(together with the nominal defendants, collectively, the
Defendants). The Complaint contains the same basic
allegations contained in the demand letters. The suit seeks
a declaration that the Defendants have breached their
fiduciary duties, an order directing the Defendants not to
redeem any ARPS at their liquidation value using fund
assets, indeterminate monetary damages in favor of the
funds and an award of plaintiffs costs and disbursements
in pursuing the action. The plaintiffs filed a motion for
preliminary injunction to stop the funds subject to the
lawsuits from redeeming additional ARPS during the
pendency of the lawsuits. The court rejected that motion
on November 23, 2010.   On April 29, 2011, each of the
Defendants filed a motion to dismiss the Complaint, which remains pending before the court.

Nuveen Fund Advisors believes that the Complaint is without merit, and intends to defend vigorously against the charges. Nuveen Fund Advisors also believes that the Complaint will not have a material adverse effect on the ability of Nuveen Fund Advisors to perform its obligations under its investment advisory contract with any of the Nuveen leveraged closed-end funds (including the Fund).